UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pandion Therapeutics, Inc.

(Name of Subject Company)

Pandion Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities)

Rahul Kakkar, M.D.

Chief Executive Officer

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 393-5925

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pandion Therapeutics, Inc. (“Pandion”) with the Securities and Exchange Commission (the “SEC”) on March 4, 2021, relating to the tender offer by Panama Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Pandion for a purchase price of $60.00 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2021 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is amended and supplemented as follows:

The following tabular disclosure replaces the tabular disclosure under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Pandion Executive Officers and Directors—Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger”:

Officer Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Anthony Mullin	—	—
Edward Freedman, J.D.	8,545	512,700
Eric Larson	600	36,000
Gregg Beloff, J.D. (1)	—	—
Joanne (Jo) Viney Ph.D. (2)	414,537	24,872,220
John Sundy, M.D., Ph.D.	2,000	120,000
Kevin Otipoby, Ph.D.	750	45,000
Nathan Higginson-Scott, Ph.D.	—	—
Rahul Kakkar, M.D. (3)	196,264	11,775,840
Vikas Goyal	32,306	1,938,360

Director Name	Number of Shares Owned (#)	Cash Consideration Payable in Respect of Shares ($)
Alan Crane (4)	420,472	25,228,320
Carlo Rizzuto, Ph.D.	—	—
Christopher Fuglesang, Ph.D., J.D. (5)	—	—
Daniel Becker, M.D., Ph.D. (6)	1,000	60,000
Donald Frail, Ph.D.	35,685	2,141,100
Jill Carroll (7)	—	—
Katina Dorton, J.D.	—	—
Nancy Stagliano, Ph.D. (8)	52,293	3,137,580

(1)

Mr. Beloff is a consultant to Pandion and currently serving as Pandion’s interim Chief Financial Officer. The number of Shares owned for Mr. Beloff excludes 13,196 Shares held by Danforth Advisors, LLC, a finance support and strategic consulting firm. Mr. Beloff serves as founder and managing director of Danforth Advisors, LLC.

(2)	The number of Shares owned for Dr. Viney also includes 1,200 Shares held by her husband.
(3)

The number of Shares owned for Dr. Kakkar also includes 182,264 Shares held by Shah-Kakkar Holdings, LLC, a holding company for trusts of which Dr. Kakkar and family members of Dr. Kakkar are beneficiaries. Dr. Kakkar is the manager of Shah-Kakkar Holdings, LLC.

(4)

The number of Shares owned for Mr. Crane also includes 336,314 Shares held by The Crane Family Irrevocable Trust—2002, but excludes 3,090,800 Shares held by Polaris Partners VIII, L.P. (“PP VIII”) and 110,622 Shares held by Polaris Entrepreneurs’ Fund VIII, L.P. (“PEF VIII”). Polaris Partners GP VIII, L.L.C. (“PPGP VIII”) is the general partner of PP VIII. Mr. Crane is an interest holder of PPGP VIII. Each of David Barrett, Brian Chee, Amir Nashat and Bryce Youngren are the managing members of PPGP VIII (collectively, the “Managing Members”). Each of Mr. Crane and the Managing Members, in their respective capacities with respect to PPGP VIII, may be deemed to have shared voting and dispositive power over the Shares held by PP VIII. PPGP VIII is the general partner of PEF VIII. Mr. Crane is an interest holder of PPGP VIII. Each of the Reporting Person and the Managing Members, in their respective capacities with respect to PPGP VIII, may be deemed to have shared voting and dispositive power over the Shares held by PEF VIII. Mr. Crane disclaims beneficial ownership of these Shares held by PP VIII and PEF VIII except to the extent of their respective pecuniary interests therein.

(5)

The number of Shares owned for Dr. Fuglesang excludes (i) 2,107,513 Shares held by Boxer Capital, LLC, which are held indirectly by Dr. Fuglesang, Boxer Management and Joe Lewis, by virtue of their ownership in Boxer Capital, LLC, and (ii) 23,622 Shares held by MVA Investors, LLC, which has sole voting and dispositive power with respect to these Shares. Dr. Fuglesang is a member of MVA Investors, LLC. Dr. Fuglesang disclaims beneficial ownership of these Shares held by Boxer Capital, LLC and MVA Investors, LLC to the extent he does not have a pecuniary interest therein.

(6)

The number of Shares owned for Dr. Becker excludes 2,827,883 Shares held by AI Pan LLC. Each of Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the Shares beneficially owned by AI Pan LLC, a subsidiary in a multi-tier corporate structure of which Access Industries Holdings LLC is the parent holding company and is ultimately managed by Access Industries Management, LLC and controlled by Mr. Blavatnik. Dr. Becker is a biotechnology principal of Access Industries, Inc., an affiliate of Access Industries Management LLC, and does not have voting or dispositive power over the Shares held by AI Pan LLC. Dr. Becker disclaims beneficial ownership of the Shares held by AI Pan LLC.

(7)

The number of Shares owned for Ms. Carroll excludes 5,674,221 Shares held by S.R. One, Limited, an indirect, wholly owned subsidiary of GlaxoSmithKline plc. Ms. Carroll is a principal at S.R. One, Limited and an employee of GlaxoSmithKline LLC, an indirect, wholly owned subsidiary of GlaxoSmithKline plc. Ms. Carroll disclaims beneficial ownership of these Shares held by S.R. One, Limited except to the extent of her proportionate pecuniary interest therein.

(8)

The number of Shares owned for Dr. Stagliano also includes 51,293 Shares held by The Nancy E. Stagliano Trust, a trust of which family members of Dr. Stagliano are beneficiaries. Dr. Stagliano is the trustee of The Nancy E. Stagliano Trust.

The paragraph in the subsection entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Pandion Executive Officers and Directors—Cash Incentive Pool” is deleted and replaced with the following paragraph:

In connection with entry into the Merger Agreement, Pandion established a cash incentive pool of $10 million (the “Cash Incentive Pool”) to be allocated by the Pandion Board in its discretion. On March 15, 2021, the Pandion Board allocated the Cash Incentive Pool for payment to certain employees of Pandion for their substantial efforts and significant contributions on behalf of Pandion, including in connection with the Transactions. The following cash incentive payments will be made, subject to completion of the Transactions, to executive officers of Pandion: $5,435,388 to Dr. Kakkar, $1,444,442 to Dr. Viney, $1,629,462 to Dr. Sundy, $865,796 to Mr. Goyal, $40,000 to Mr. Freedman, $40,000 to Mr. Larson, $40,000 to Mr. Mullin, and the remainder to Pandion employees (none of whom are executive officers of Pandion).

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The third sentence of the paragraph under the heading entitled “Item 8. Additional Information—Regulatory Approvals—Antitrust in the United States” is deleted and replaced with the following sentence:

Pandion and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on March 4, 2021.

The following sentences are added as a new paragraph at the end of the subsection entitled “Item 8. Additional Information—Regulatory Approvals—Antitrust in the United States”:

At 11:59 p.m., Eastern Time, on March 19, 2021, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2021

Pandion Therapeutics, Inc.

By:	/s/ Rahul Kakkar
	Name:	Rahul Kakkar, M.D.
	Title:	Chief Executive Officer